Exhibit 99.1

Sapiens CoreSuite for Life Insurance Now Available on Microsoft AppSource

HOLON, Israel — August 6, 2020 — Sapiens International Corporation, (NASDAQ and TASE:SPNS), a leading global provider of software solutions for the insurance industry, today announced the availability of Sapiens CoreSuite for Life Insurance on Microsoft AppSource, an online cloud marketplace that provides tailored line-of-business solutions.

Sapiens CoreSuite, a platform that combines core insurance functionality with data analytics and a digital suite, can be deployed via the Microsoft Azure cloud. This includes full infrastructure, value-added services, and managed services, all of which enable customers to focus on their core business while reducing costs.

“Sapiens feels confident collaborating with, Microsoft, because of the organization’s outstanding insurance industry reputation, the security of its cloud offerings, and its tremendous reach,” said Tal Sharon, president of the Sapiens Life division. “Combining core, data, and digital on a single platform, along with a full range of professional services, has the power to transform insurers’ businesses. Adding Microsoft Azure cloud offerings and services results in greater convenience and costs savings, an attractive proposition for insurers.”

The Sapiens life insurance platform is designed to promote growth, with extensive multicompany, multibranding, multicurrency, and multilingual capabilities. The omnichannel suite is backed by Sapiens’ more than 35 years of delivery expertise and global presence, and it supports all core operations of personal, commercial, and specialty lines of business. The solution is available as Sapiens CoreSuite for Life & Pension for clients in EMEA and APAC, and Sapiens CoreSuite for Life & Annuities for North American customers.

Toby Bowers, General Manager, Business Applications Group, Microsoft Corp., said, “We’re excited to welcome Sapiens to Microsoft AppSource, which gives our customers access to the best solutions available from our extensive partner ecosystem. Microsoft AppSource offers partner solutions such as Sapiens CoreSuite for Life Insurance to help customers meet their needs faster.”

About Sapiens

Sapiens International empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions, and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation, and financial markets. With more than 35 years of experience delivering to 500-plus organizations globally, Sapiens has a proven ability to satisfy customers’ core, data, and digital requirements. For more information, visit www.sapiens.com.

For more information, press only:

Alex Zukerman, Sapiens, (+972 546 724 910), alex.zukerman@sapiens.com.